

May, 28 2014

Via E-mail
Harald Gurvin
Principal Financial Officer
Ship Finance International Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

> **Re: Ship Finance International Limited**
> **Form 20-F**
> **Filed March 28, 2014**
> **File No. 001-32199**

Dear Mr. Gurvin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 2

Our vessels may call on ports located in countries that are subject to restrictions, page 7

1. In your letter dated August 15, 2011, you told us that your vessels had made port calls to Iran and Sudan. In addition, you state on page 7 that "[f]rom time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria…" Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Sudan, and/or Syria, whether through subsidiaries, affiliates, charterers, or other direct or indirect arrangements, since the referenced letter. Include information regarding any goods, services, or fees you have provided to Cuba, Sudan,

and Syria, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities they control.

2. Please tell us the approximate dollar amounts of any revenues, assets, and liabilities associated with each of Cuba, Sudan, and/or Syria for the last three fiscal years and the subsequent interim period.

Exhibits, page 89

3. We note the numerous loan and revolving credit facilities listed on pages 56 and 57, but do not see these agreements listed in the exhibits. Please confirm to us that you will file all material credit agreements as exhibits to your next Exchange Act report, or that you have already filed all material credit agreements as exhibits to Exchange Act reports. In addition please confirm to us that you will file or incorporate by reference all material credit agreements as exhibits to your next Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor